UNI
SECURITIES AND [obscured by barcode label] 15048879
Washington, D.C. [obscured]

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39049

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thrasher & Chambers, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 SE 28th St. Suite 1
(No. and Street)

Bentonville (City) AR (State) 72712 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Thrasher 479-273-5333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson, JR., C.P.A.
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive, Suite 508 West (Address) Southfield, (City) Michigan (State) 48075 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mark Chambers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thrasher & Chambers, Inc, as of February, 27, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Susan J Thrasher
Notary Public
State of Arkansas
County of Benton
Commission # 12384801
Expires: November 2, 2021

Signature

V Pres

Title

Susan J Thrasher

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Thrasher & Chambers, Inc.

Financial Statements and Supplemental Schedules Required by the Securities and Exchange Commission

For the Year Ended December 31, 2014 (With Independent Auditor's Report Thereon) and Supplemental Report on Internal Control

December 31, 2014

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Thrasher & Chambers, Inc.
1001 SE 28th Street
Bentonville, AR 72712-6706

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Thrasher & Chambers, Inc. as of December 31, 2014 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Thrasher & Chambers, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provide a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thrasher & Chambers, Inc. as of December 31, 2014, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Net Capital Computation has been subjected to audit procedures performed with audit of Thrasher & Chambers, Inc. financial statements. The Net Capital Computation is the responsibility of Thrasher & Chambers, Inc.'s management. My audit procedures included determining whether the Net Capital Computation reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Net Capital Computation. In forming my opinion on the Net Capital Computation, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. § 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all

material respects, in relation to the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 16, 2015

Thrasher & Chambers, Inc.
BALANCE SHEET
As of December 31, 2014

ASSETS

CURRENT ASSETS		
Cash In Bank	$	39,642.73
Cash in Bank		15,000.00
Accounts Receivable		2,006.00
Accounts Receivable		14,308.55
Prepaid Expenses		3,369.66
Total Current Assets		74,326.94
PROPERTY AND EQUIPMENT		
Equipment		22,419.00
Transportation Equipment		98,599.00
Less: Accumulated Depreciation		(91,753.88)
Net Property and Equipment		29,264.12
TOTAL ASSETS	$	103,591.06

The footnotes are an integral part of the financial statements.

Thrasher & Chambers, Inc.
BALANCE SHEET
As of December 31, 2014

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts Payable	$	17,692.90
Accrued Liabilities		1,924.55
Total Current Liabilities		19,617.45
LONG-TERM LIABILITIES		
Total Liabilities		19,617.45
STOCKHOLDERS' EQUITY		
Common Stock, no par value, 2,000 shares authorized, 100 shares issued and 100 outstanding		57,514.00
Paid in Excess		6,900.00
Retained Earnings		19,559.61
Total Stockholders' Equity		83,973.61
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	103,591.06

The footnotes are an integral part of the financial statements.

Thrasher & Chambers, Inc.
STATEMENT OF INCOME

	12 Months Ended December 31, 2014
Revenues	
Commissions Earned	$ 627,519.34
Interest Income	21.83
Total Revenues	627,541.17
Operating Expenses	
Employee compensation and ben	375,948.82
Floor brokerage, exchange, and c	471.17
Communications and data proces	8,002.81
Occpancy	21,535.47
Other expenses	164,743.78
Total Operating Expenses	570,702.05
Operating Income (Loss)	56,839.12
Net Income (Loss)	$ 56,839.12

The footnotes are an integral part of the financial statements.

Thrasher & Chambers, Inc.
STATEMENT OF CASH FLOWS
For the 12 months Ended December 31, 2014

	2014
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ 56,839.12
Adjustments to reconcile Net Income	
Prior Period Adjustment	7,871.82
(Loss) to net Cash provided by	
(used in) operating activities:	
Depreciation and Amortization	4,674.32
Losses (Gains) on sales of	
Fixed Assets	0.00
Losses (Gains) on sales of	
Decrease (Increase) in	
Operating Assets:	
Accounts Receivable	27,571.45
Other	11,889.65
Increase (Decrease) in	
Operating Liabilities:	
Accounts Payable	11,741.90
Accrued Liabilities	1,924.55
Total Adjustments	65,673.69
Net Cash Provided By (Used in) Operating Activities	122,512.81
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds From Sale of Fixed Assets	0.00
Net Cash Provided By (Used In) Investing Activities	0.00
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions	(165,567.08)
Proceeds From Sale of Stock	0.00
Treasury Stock	0.00
Net Cash Provided By (Used In) Financing Activities	(165,567.08)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(43,054.27)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	99,703.00
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 56,648.73

The footnotes are an integral part of the financial statements.

Thrasher & Chambers, Inc.
financial statements.
For the Year-Ended December 31, 2014

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance - December 31, 2013	$ 0.00	$ 6,900.00	$ (311.00)	$ 6,589.00
Contributed Capital	$ 0.00	$ 0.00	$ -145,806.51	$ -145,806.51
Net Income (Loss)	$ -	$ -	$ 56,839.12	$ 56,839.12
Balance - December 31, 2014	$ 0.00	$ 6,900.00	$ (89,278.39)	$ -82,378.39

The footnotes are an integral part of the

Thrasher & Chambers, Inc.
STATEMENT OF RETAINED EARNINGS

		12 Months Ended December 31, 2014
Beginning of Period	$	108,527.00
Plus: Net Income	$	56,839.12
Plus: Unrealized Gain	$	11,889.31
Less: Distributions		(165,567.08)
Plus: Prior Period Adjustment		7,871.26
RETAINED EARNINGS END OF PERIOD	$	19,559.61

The footnotes are an integral part of the financial statements.

THRASHER & CHAMBERS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Preferred Stock		Common Stock		Paid-in Capital		Retained Earnings	Total Stockholder's Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount
Balance at January 1, 2014	-	-	100	$ 57,514	-	$ 6,900	$ 108,527	$ 172,941
Net Income	-	-	-	-	-	-	56,839	56,839
Capital Transactions/ Dividends paid	-	-	-	-	-		(153,678)	(153,678)
Prior Period Adjustments	-	-	-	-	-	-	7,871	7,871
Balance at December 31, 2014	-	-	100	57,514	-	6,900	19,559	83,973

The footnotes an are integral part of the financial statements.

THRASHER & CHAMBERS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

The Thrasher & Chambers, Inc. (the "Company") was organized in the State of Arkansas in 1962, and is registered broker and dealer in securities under the Securities and Exchange Act of 1934. The Company is primarily a retails and institutional brokerage firm. The Company has adopted a calendar year end.

Description of Business

The Company, located in Arkansas is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC"). The Company is a member of Financial Industry Regulatory Authority, Inc. (FINRA). The Company operates under SEC Rule 15c3-3(k)(2)(i), which provides an exemption because of limited business.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities. As of December 31, 2014 and 2013, where are no cash equivalents.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

Revenues and expenses are accounted for on the accrual basis..

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing

of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, requires comprehensive income be reported in the financial statements. Total comprehensive income is presented on the Statements of Income and Comprehensive Income.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Business Concentrations

The Company provides financial advisory services.

Income Taxes

The Company is taxed as a Subchapter S Corporation under the Internal Revenue Code and applicable state statues. Under an S-Corporation election, the income of Corporation flows through to the stockholder to be taxed at the individual level rather that the corporate level. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

Accounts Receivable – Commissions

The Company considers accounts receivable – commissions to be fully collectible. Accordingly, no allowance for doubtful accounts is deemed necessary. If accounts become uncollectible, they will be charges to operations when that determination is made. Determination of uncollectibility is made by management based on knowledge of specific accounts. Past-due status is based on contractual terms. Past-due accounts are not charges interest.

Advertising

The Company follows the policy if charging advertising to expense as incurred is amount of $7,170.47.

THRASHER & CHAMBERS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

<u>Financial Instrument with Off-Balance Sheet Risk</u>

In the normal course of business, the Company's activities involve the execution and settlement of various securities transactions. Theses activities may expose the company to off-balance sheet credit and market risks in the event the customer or counter party is unable to fulfill its contractual obligation. Such risks may be increased by volatile trading markets.

<u>Concentration of Credit Risk:</u>

The Company's cash demand deposits are held at financial institutions at which deposits are insured by the Securities Investor Protection Corporation (SIPC).

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report are required under Rule 15c3-1. As of the December 31, 2014, the Company had net capital of $35,026 in excess of its required minimum net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .0594 to 1, as of December 31, 2014. There are no differences between net capital as computed in Company's Part IIA of Form X-17A-5 filed for the period ended December 31, 2014.

NOTE C – INVESTMENTS

All marketable securities are classified as "available for sale". Securities classified as "available for sale" are carried in the financial statements at fair value. Realized gains and losses, determined using the first-in first-out (FIFO) method, are included in earnings. Unrealized holding gains and losses are reported in other comprehensive income.

NOTE F – RESTRICTED CASH DEPOSIT WITH CLEARING ORGANIZATION

The Company used only one clearing house with $15,000 cash deposited which may not be withdrawn for normal operating costs, but is restricted to cover any errors charges to Company not as a result of the clearing organization.

THRASHER & CHAMBERS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE G – PROPERTY AND EQUIPMENT

Following are the major classification of property and equipment:

	2014	2013
Office Equipment	$ 22,419	$ 22,419
Automobiles	98,599	98,599
	$121,018	$121,018
Accumulated Depreciation	91754	87,079
	$ 29,264	$ 33,939

NOTE H – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exceptive provisions of SEC Rule 15c-3-3(k)(i).

NOTE I – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report.
The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE J – COMMITMENTS AND CONTINGENCIES

The Company does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date.

NOTE K - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 16, 2015, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2014

Thrasher & Chambers, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2014

Computation of Net Capital

Total Stockholder's equity:		$ 83,974.00
Nonallowable assets:		
Prepaid Expenses	3,370.00	
Fixed Assets	29,264.00	
Accounts receivable – other	16,314.00	(48,948 .00)
Other Charges		
Haircuts	0.00	
Undue Concentration	0.00	(0.00)
Net allowable capital		$ 35,026.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 1,308.72
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net capital requirement	$ 5,000.00
Excess net capital	$ 30,026.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 19,617.00
Percentage of aggregate indebtedness to net capital	59.40%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2013	$ 35,026.00
Adjustments:	
Change in Equity (Adjustments)	(0.00)
Change in Non-Allowable Assets	(0.00)
Change in Haircuts	0.00
Change in Undue Concentration	0.00
NCC per Audit	35,026.00
Reconciled Difference	$ (0.00)

Thrasher & Chambers, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2014

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 pursuant to (k)(2)(B). The Clearing firm is First Southwest Company SEC Firm # 8 – 1523.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2014	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2014	$ -

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2014

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 16, 2015

To the Board of Directors
Thrasher & Chambers, Inc.
1204 SE 28th Street,
Suite 4
Bentonville, AR 72712-6706

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) Thrasher & Chambers, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Thrasher & Chambers, Inc. claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(B), and (2) Thrasher & Chambers, Inc.. stated that Thrasher & Chambers, Inc.. met the identified exemption provisions throughout the most recent fiscal year without exception. Thrasher & Chambers, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Thrasher & Chambers, Inc.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(B) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA

Thrasher & Chambers, Inc.

1001 S.E. 28th Street, Suite #1
Bentonville, AR 72712
Office: (479) 273-5333 Fax: (479) 273-5343

February 16, 2015

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (B) for FYE December 31, 2014

Dear Edward,

Please be advised that Thrasher & Chambers, Inc., has complied with Exemption Rule 15c3-3 (k) (2) (B), for the period of January 1, 2014 through December 31, 2014. Thrasher & Chambers, Inc., did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered non-trades REITS, and oil & gas partnerships). Thrasher & Chambers, Inc.'s past business has been of similar nature and has complied with this exemption since its inception in 1962.

Mark Chambers, the vice president of Thrasher & Chambers, Inc. has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2014.

Mark Chambers has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Thrasher & Chambers, Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (479) 273-5333.

Very truly yours,

Thrasher & Chambers, Inc.
Mark Chambers
Vice President

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended December 31, 2014

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

To the Board of Directors
Thrasher & Chambers, Inc.
1204 SE 28th Street,
Suite 4
Bentonville, AR 72712-6706

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2014 to December 31 , 2014, which were agreed to by Thrasher & Chambers, Inc.. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Thrasher & Chambers, Inc. Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Thrasher & Chambers, Inc.'s management is responsible for Thrasher & Chambers, Inc. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check amount of $193.00..

2. Compared audited Total Revenue for the period of January 01, 2014 through the December 31, 2014 (fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, Thrasher & Chambers, Inc. had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr, CPA

February 16, 2015